UNITED STATES
SECURITIES AND EXCHANGE COMMISION
Washington, D.C. 20549

Form 15/A

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number No. 000-50224

SECURITY CAPITAL CORPORATION
(Exact name of registrant as specified in its charter)

295 Hwy 6 West Batesville, MS 38606 , (662) 563-9311
(Address, including zip code, telephone number, including area code, of registrant’s principal executive offices)

Common Stock, Par Value $5.00 Per Share
(Title of each class of securities covered by this form)

None
 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

            Rule 12g-4(a)(1) -  X

                        Rule 12g-4(a)(2)

                            Rule 12h-3(b)(1)(i)

                        Rule12h-3(b)(1)(ii)

                       Rule 15d-6

Explanatory Note:  Security Capital Corporation (the “Registrant”) is relying on Section 12(g)(4) of the Securities Exchange Act of 1934, as amended by the Jumpstart Our Business Startups Act, to terminate the registration of its common stock, par value $5.00 per share (the “Common Stock”), and its duty to file reports with respect to the Common Stock.

Due to the above paragraph, a Form 15/A is being filed to further dislose the reasoning for filing a Form 15.

Approximate number of holders of record as of the certification or notice date:  950

Pursuant to the requirements of the Securities and Exchange Act of 1934 Security Capital Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  April 23, 2012                                                      By:   /s/ Connie Woods Hawkins
                           -------------------------------------------
                                  Connie Woods Hawkins
                                                                                                  Executive Vice President
                                                                                                 and Chief Financial Officer